UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras signs contract to sell onshore fields in Bahia

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Rio de Janeiro, December 23 , 2020 - Petróleo Brasileiro S.A. – Petrobras informs that it signed today with Petrorecôncavo S.A. a contract for the assignment of its entire stake in 12 onshore exploration and production fields, denominated Remanso Cluster, located in the state of Bahia.

The sale value is US$ 30 million, being (i) US$ 4 million paid on the present date; (ii) US$ 21 million at the closing of the transaction and (iii) US$ 5 million one year after the closing. The amounts do not take into account the adjustments due and the closing of the transaction is subject to compliance with precedent conditions, such as approval by the National Agency of Petroleum, Natural Gas and Biofuels (ANP).

This transaction was agreed upon after direct negotiation with Petrorecôncavo S.A., pursuant to item II of Article 3 of Decree 9,355/18, relating to the assignment of exploration, development and production rights for petroleum, natural gas and other fluid hydrocarbons.

This operation is aligned with the strategy of portfolio optimization and the improvement of the allocation of the company's capital, concentrating increasingly its resources on world-class assets in deep and ultra-deep waters, where Petrobras has shown great competitive edge over the years.

About Remanso Cluster

The Cluster comprises the onshore fields of Brejinho, Canabrava, Cassarongongo, Fazenda Belém, Gomo, Mata de São João, Norte Fazenda Caruaçu, Remanso, Rio dos Ovos, Rio Subaúma, São Pedro and Sesmaria, located in the state of Bahia. Petrobras is the operator with 100% stake in these concessions and Petrorecôncavo has been hired by Petrobras since 2000 to provide services for production operations and project implementation in most of the fields of this Cluster.

The average production of the Remanso Cluster from January to November 2020 was approximately 3.9 thousand barrels of oil per day (bpd) and 75 thousand m³/day of natural gas.

About Petrorecôncavo

Petrorecôncavo is a Brazilian oil and gas company that operates in revitalizing and increasing the recovery factor of mature onshore fields, and is currently one of the largest independent producers in the industry.

The company acquired in December 2019 the stake of Petrobras in the Riacho da Forquilha Cluster and recently acquired a new exploratory block in the Potiguar Basin.

With the closing of the transaction to transfer Petrobras' stake in the Remanso Cluster, Petrorecôncavo becomes the concessionary of the fields and the current service contract will be terminated.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer